Exhibit 99.3

Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended September 30, 2016

Consolidated Audited Financial Results of Wipro Limited under IFRS

(‘in millions, except share and per share data, unless otherwise stated)

Particulars Quarter ended

September 30, 2016 Year to date

September 30, 2016 Quarter ended September 30, 2015

Total income from operations (net) 138,938 275,914 125,668

Net Profit / (Loss) before tax, exceptional and extraordinary items 26,648 53,359 28,978

Net Profit / (Loss) before tax but after exceptional and extraordinary items 26,648 53,359 28,978

Net Profit / (Loss) after tax, exceptional and extraordinary items 20,739 41,328 22,463

Total Comprehensive Income after tax 21,554 45,360 24,291

Equity Share Capital 4,861 4,861 4,940

Reserves excluding Revaluation Reserve 478,466 478,466 427,417

Earnings Per Share (after extraordinary items) (of ‘ 2/- each)

Basic:

Diluted:

8.54

8.52

16.89

16.84

9.12

9.10

The audited consolidated interim financial results of the Company for the quarter ended September 30, 2016 have been approved by the Board of Directors of the Company at its meeting held on October 21, 2016. The statutory auditors have expressed an unqualified audit opinion.

Financial Results of Wipro Limited under IND AS

The condensed interim financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

These financial statements, are prepared in accordance with Ind AS. For periods up to and including the year ended March 31, 2016, the Company prepared its financial statements in accordance with Previous GAAP (i.e. Indian GAAP).

Audited Consolidated Financial results under Ind AS

Particulars Quarter ended

September 30, 2016 Year to date

September 30, 2016 Quarter ended September 30, 2015

Total income from operations (net) 138,968 275,944 125,668

Net Profit / (Loss) before tax, exceptional and extraordinary items 26,681 53,392 28,979

Net Profit / (Loss) before tax but after exceptional and extraordinary items 26,681 53,392 28,979

Net Profit / (Loss) after tax, exceptional and extraordinary items 20,771 41,361 22,464

Total Comprehensive Income after tax 21,636 45,372 24,190

Equity Share Capital 4,861 4,861 4,940

Reserves excluding Revaluation Reserve 474,755 474,755 423,716

Earnings Per Share (after extraordinary items ) (of ‘ 2/- each)

Basic:

Diluted:

8.55

8.53

16.90

16.86

9.12

9.10

The audited consolidated interim financial results (under Ind AS) of the Company for the quarter ended September 30, 2016 have been approved by the Board of Directors of the Company at its meeting held on October 21, 2016. The statutory auditors have expressed an unqualified audit opinion.

Reconciliation of equity:

As at

March 31, 2016 As at

September 30, 2015 As at

April 1, 2015

Equity under Previous GAAP attributable to

Equity holders of the Company 446,886 416,354 370,920

Non-controlling interest 2,224 1,936 1,646

Total equity under Previous GAAP 449,110 418,290 372,566

Effect of transition to Ind AS

Impact of application of Ind AS 103 to past business combinations 9,930

10,541 11,253

Fair valuation of investments 2,135 1,909 1,338

Provision for expected credit loss (1,404) (1,323) (1,243)

Dividend and tax on dividend 2,959 - 20,656

Incremental deferred tax recognized, net 543 864 454

Others 387 311 260

Equity under Ind AS ‘463,660 ‘430,592 ‘405,284

Attributable to

Equity holders of the Company 461,436 428,656 403,638

Non-controlling interest 2,224 1,936 1,646

Reconciliation of Net Profit:

Three months ended

September 30, 2015

Net profit under Previous GAAP attributable to

Equity holders of the Company 22,496

Non-controlling interest 54

Net profit under Previous GAAP 22,550

Effect of transition to Ind AS

Impact of retrospective application of Ind AS 103 (347)

Employee benefits 86

Share based compensation expense 116

Expected credit loss recognized (40)

Change in fair valuation of investments 134

Tax impact on above, net 61

Others (96)

Profit for the period under Ind AS attributable to ‘ 22,464

Equity holders of the Company 22,410

Non-controlling interest 54

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars Quarter ended

September 30, 2016 Year to date

September 30, 2016 Quarter ended September 30, 2015

Total income from operations (net) 114,538 230,413 110,369

Net Profit / (Loss) before tax, exceptional and extraordinary items 25,147 51,098 27,663

Net Profit / (Loss) before tax but after exceptional and extraordinary items 25,147 51,098 27,663

Net Profit / (Loss) after tax, exceptional and extraordinary items 19,321 39,398 21,531

Total Comprehensive Income after tax 21,546 43,290 21,435

Equity Share Capital 4,861 4,861 4,940

Reserves excluding Revaluation Reserve 423,614 423,614 380,917

Earnings Per Share (after extraordinary items) (of ‘ 2/- each)

Basic:

Diluted:

7.98

7.96

16.15

16.11

8.77

8.75

The audited interim financial results of the Company for the quarter ended September 30, 2016 have been approved by the Board of Directors of the Company at its meeting held on October 21, 2016. The statutory auditors have expressed an unqualified audit opinion.

Reconciliations between Previous GAAP and Ind AS

Equity reconciliations

As at As at As at

Mar 31’2016 September 30’2015 Apr 1’2015

As reported under Previous GAAP 409,052 385,519 346,216

Effect of transition to IND AS

Proposed Dividend (incl Dividend distribution tax) 2,974 - 20,739

Impact on adoption of Ind AS 109

Provision for expected credit loss (1,347) (1,266) (1,186)

Change in fair valuation of investments 2,135 1,909 1,338

Intangible amortization (368) (335) (302)

Tax impact (337) 10 (475)

Others 148 20 55

Equity as per Ind AS 412,257 385,857 366,385

Net Profit

Three months ended

September 30, 2015

Net Profit under Previous GAAP 21,420

Ind AS Adjustments

Employee benefits 80

Share based compensation expense 116

Depreciation, amortization and impairment change (16)

Change in fair valuation of investments 47

Expected credit loss recognized (40)

Tax impact 30

Others (106)

Net Profit under Ind AS 21,531

Notes:

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company’s website (URL: www.wipro.com).

On October 20, 2016 the Company entered in to definitive agreement to acquire Appirio Inc., a global cloud services company for a consideration of US $ 500 million. The acquisition will strengthen Wipro’s cloud transformation practices.

By Order of the Board, Wipro Limited

Wipro Limited

For Wipro Ltd. Regd. Office: Doddakanneli,

Place: Bangalore Azim H Premji Sarjapur Road, Bangalore- 560035

Date: October 21, 2016 Chairman & Managing Director www.wipro.com